KraneShares Trust

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

January 14, 2016

Ms. Alison White

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	KraneShares Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870 and 811-22698)

Dear Ms. White:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, KraneShares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870 and 811-22698) relating to the KraneShares Dow Jones China Select Dividend ETF, KraneShares CSI China Consumer Discretionary ETF, KraneShares CSI China Consumer Staples ETF and KraneShares CSI China Urbanization ETF (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
1	April 9, 2013	0001144204-13-020892
4	June 21, 2013	0001144204-13-036030
5	July 3, 2013	0001144204-13-038212
6	July 11, 2013	0001144204-13-039044
11	July 31, 2013	0001144204-13-042211
60	July 29, 2014	0001144204-14-045540
66	August 20, 2014	0001144204-14-051634
99	July 28, 2015	0001144204-15-044651
100	August 12, 2015	0001144204-15-048606

No securities have been sold by the Funds in connection with the Amendments. The Trust respectfully submits that a withdrawal of the Amendments with respect to the Funds is consistent with the public interest and the protection of investors.

Please note that the Amendments also contained disclosure about other series of the Trust. Specifically : (1) Post-Effective Amendment Nos. 1, 4, 5, 6 and 11 contained disclosure concerning the KraneShares CSI New China ETF (then known as the KraneShares China Five Year Plan ETF); (2) Post-Effective Amendment Nos. 60 and 66 contained disclosure concerning the KraneShares CSI New China ETF, KraneShares CSI China Internet ETF and KraneShares Bosera MSCI China A Share ETF; and (3) Post-Effective Amendment Nos. 99 and 100 contained disclosure concerning the KraneShares CSI New China ETF, KraneShares CSI China Internet ETF, KraneShares Bosera MSCI China A Share ETF, KraneShares E Fund China Commercial Paper ETF, KraneShares FTSE Emerging Markets Plus ETF, MPS Thomson Reuters Venture Capital Fund and KraneShares E Fund China Commercial Paper Hedged ETF. This withdrawal request relates only to the KraneShares Dow Jones China Select Dividend ETF, KraneShares CSI China Consumer Discretionary ETF, KraneShares CSI China Consumer Staples ETF and KraneShares CSI China Urbanization ETF, and does not relate to, or seek to withdraw the registration of any other series of the Trust.

If you have any questions, please contact Stacy L. Fuller at (202) 778-9475. Thank you.

Very truly yours,

KraneShares Trust

By:	/s/ Jonathan Krane
Title:	Trustee, Principal Executive Officer, and Principal Financial Officer